UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 29, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

PC Connection, Inc.

File No. 0-23827 – CF# 19111
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PC Connection, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibit to a Form 10-Q filed on November 20, 2003.

Based on representations by PC Connection, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.61　　　　　through September 11, 2007

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mara Ransom
Branch Chief